October 15, 2019

Ruud Huisman
Chief Financial Officer
Natur International Corp.
Jachthavenweg 124
1081 KJ Amsterdam
The Netherlands

       Re: Natur International Corp.
           Registration Statement on Form S-1
           Filed September 25, 2019
           File No. 333-233929

Dear Mr. Huisman:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you have elected to incorporate information by reference. Your disclosure on page 10 indicates that your common stock is a penny stock. Therefore, you are not eligible to incorporate by reference. Please revise your prospectus accordingly. Please see
       General Instruction VII.D.1(c) of Form S-1 for guidance.
2. Your prospectus indicates that you and the selling shareholders intend to sell shares at market prices. It appears that your public float is less than $75M, thus you are not eligible to conduct a primary offering on Form S-3. Therefore, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to disclose the fixed price at which the shares will be sold.
 Ruud Huisman
Natur International Corp.
October 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any questions.



                                                           Sincerely,
FirstName LastNameRuud Huisman
                                                           Division of
Corporation Finance
Comapany NameNatur International Corp.
                                                           Office of Real
Estate & Construction
October 15, 2019 Page 2
cc:       Andrew D. Hudders
FirstName LastName